

07000672

...TES
...GE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III



RECEIVED
FEB 2 3 2007
PROCESSING
WASH

SEC FILE NUMBER
8- 49951

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MDB Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Wilshire Blvd., Suite 1020
(No. and Street)

Santa Monica	California	90402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Marlett (310) 526-5001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., Suite 606,	Tarzana,	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Marlett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MDB Capital Group, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Christopher Marlett
Signature

President
Title

Notary Public


ELLEN S. RUBIN
Commission # 1516657
Notary Public - California
Los Angeles County
My Comm. Expires Sep 30, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 2 6 2007
WASH, D.C.
152
SECTION

MDB CAPITAL GROUP, LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2006

MDB CAPITAL GROUP, LLC

Table of Contents

		PAGE
SEC Form X-17A-5		1
Independent Auditor's Report		2
Statement of Financial Condition		3
Statement of Income		4
Statement of Members' Equity		5
Statement of Cash Flows		6
Notes to Financial Statements		7 - 9
Supplementary Information		
Schedule I	Statement of Net Capital	10
Schedule II	Determination of Reserve Requirements	11
Schedule III	Information Relating to Possession or Control	11
Independent Auditor's Report on Internal Control Structure required by SEC Rule 17a-5		12 - 13

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 · Tel. (818) 401-8800 · Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT

Board of Members
MDB Capital Group, LLC
Santa Monica, California

I have audited the accompanying statement of financial condition of MDB Capital Group, LLC as of December 31, 2006 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MDB Capital Group, LLC as of December 31, 2006 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 21, 2007

MDB CAPITAL GROUP, LLC

Statement of Financial Condition
December 31, 2006

ASSETS

Cash and cash equivalents	$	3,376,967
Accounts receivable		33,655
Investments		7,959,979
Fixed assets		
net of accumulated depreciation of $353,705		410,597
Prepaid and other assets		27,568
Total assets	$	11,808,766

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	50,992
Accrued salaries and payroll taxes		414,922
Cash debit balance		1,573,485
Securities sold not yet purchased		33,182
Income tax payable		11,790
Total liabilities		2,084,371

MEMBERS' EQUITY:

Members' equity		9,724,395
Total liabilities and members' equity	$	11,808,766

The accompanying notes are an integral part of these financial statements

MDB CAPITAL GROUP, LLC

Statement of Income
For the year ended December 31, 2006

REVENUES:		
Commissions, services fees and other	$	7,983,970
Trading and investment		3,003,924
Interest income		75,070
Total income		11,062,964
EXPENSES:		
Legal and professional		212,606
Communication		21,388
Administrative		6,174,991
Occupancy		242,603
Operations		1,503,243
Total expenses		8,154,831
INCOME BEFORE INCOME TAXES	$	2,908,133
INCOME TAX PROVISION (Note2)		
State taxes		800
State LLC fees		11,790
Total income tax provision		12,590
NET INCOME	$	2,895,543

The accompanying notes are an integral part of these financial statements

MDB CAPITAL GROUP, LLC

Statement of Members' Equity
For the year ended December 31, 2006

	Members' Equity	Net Income	Total Members' Equity
Beginning balance January 1, 2006	$ 6,828,852		$ 6,828,852
Net income		2,895,543	2,895,543
Ending balance December 31, 2006	$ 6,828,852	$2,895,543	$9,724,395

The accompanying notes are an integral part of these financial statements

MDB CAPITAL GROUP, LLC

Statement of Cash Flows
For the year ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 2,895,543
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	20,114
(Increase) decrease in:	
Accounts receivable	499,958
Investments	(209,203)
Prepaid and other assets	(23,045)
Increase (decrease):	
Accounts payable and accrued expenses	(3,219,359)
Accrued salaries and payroll taxes	62,365
Cash debit balance	1,573,485
Securities sold not yet purchased	(293,278)
Income taxes payable	(115)
Total adjustments	(1,589,078)
Net cash provided by operating activities	1,306,465
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture and equipment	(67,992)
Net cash used in investing activities	(67,992)
Increase (decrease) in cash	1,238,473
Cash at beginning of year	2,138,494
Cash at end of year	$ 3,376,967
Supplemental disclosure of cash flow information	
Interest	$0
Income taxes and state LLC fee	$12,590

The accompanying notes are an integral part of these financial statements

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and general matters:

MDB Capital Group, LLC (the "Company") was formed in California in 1996 and is approved as a securities broker dealer by the Securities and Exchange Commission, the National Association of Securities Dealers and the State of California.

The firm is a limited liability company whose managing members are Messers. Christopher A. Marlett and Anthony D. Di Giandomenico.

The firm operates on a fully disclosed basis with another member firm, National Financial Services.

Revenue recognition:
Securities transactions are recorded on a settlement date basis with related commission income and expense also recorded on a settlement date basis.

Marketable securities:
Securities owned are valued at market value. The resulting differences between cost and market is included in income.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

MDB CAPITAL GROUP, LLC

Notes to Financial Statements
December 31, 2006

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Property, equipment and premises:
The company depreciates its assets over a useful life of five, seven, or thirty-nine and a half years.

		Depreciable Life (in years)
Furniture and fixture at cost	334,569	7
Less: accumulated depreciation	(231,600)	
	$ 102,969	
Computer and equipment	147,880	5
Less: accumulated depreciation	(75,645)	
	$ 72,235	
Leasehold improvements	281,853	
Less: accumulated depreciation	(46,460)	39.5
	$ 235,393	

Depreciation expense for the year ended December 31, 2006 was $20,114.

Concentrations of Credit Risk:

The Company is engaged in various brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Management estimates that 100% of the revenues were generated in the State of California.

MDB CAPITAL GROUP, LLC

Notes to Financial Statements
December 31, 2006

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases:

The Company committed to an office lease for approximately 4,428 square feet of office space in April of 1999. Under the lease agreement there is a fixed monthly payment of $16,390.52 for nine years. The fixed rent will increase annually by 3% on the 13th month of the Term.

Total Lease Obligation	Year	Amount
	2007	209,186
	2008	197,014

Comprehensive Income:
The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2006.

Note 2: INCOME TAXES

The Company was formed as Limited Liability Company and has elected to be treated as a partnership for Federal Tax purposes, which provides that in lieu of corporate taxes, the members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements. The State of California has similar regulations, although there exists a minimum franchise tax of $800 per year. The State of California also imposes a graduated franchise fee for total gross revenue over $5,000,000. This fee calculated to be $11,790 for the Company and is included in state taxes.

Note 3: NET CAPITAL REQUIREMENT

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2006 the company had a net capital of $6,517,406 which is $6,380,661 in excess of the minimum of $136,745 required and its ratio of aggregate indebtedness 0.31% to net capital was which is less than 15 to 1 maximum ratio of a broker dealer.

MDB CAPITAL GROUP, LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2006

	Focus 12/31/06	Audit 12/31/06	Change
Members' equity, December 31, 2006	$ 9,752,514	$ 9,724,395	$ (28,119)
Subtract - Non allowable assets:			
Accounts receivable	7,823	7,823	-
Investment	1,671,310	1,971,310	300,000
Fixed assets	730,711	410,597	(320,114)
Other assets	30,768	27,568	(3,200)
Tentative net capital	7,311,902	7,307,097	(4,805)
Haircuts:	789,547	789,691	144
NET CAPITAL	6,522,355	6,517,406	(4,949)
Minimum net capital	(136,425)	(136,745)	(320)
Excess net capital	$ 6,385,930	$ 6,380,661	(5,269)
Aggregate indebtedness	2,046,383	2,051,189	4,806
Ratio of aggregate indebtedness to net capital	0.31%	0.31%	

The accompanying notes are an integral part of these financial statements

MDB CAPITAL GROUP, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2006

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2006

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(ii) exemptive provision.

The accompanying notes are an integral part of these financial statements

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Members,
MDB Capital Group, LLC
Santa Monica, California

In planning and performing my audit of the financial statements of MDB Capital Group, LLC for the year ended December 31, 2006, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by MDB Capital Group, LLC including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Members,
MDB Capital Group, LLC
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 21, 2007

END